Exhibit 99.1

LumiraDx Announces Strategic Refocus and Cost Restructuring Program

LONDON, April 6, 2023 (GLOBE NEWSWIRE) – LumiraDx Limited (Nasdaq: LMDX), a leading global provider of point-of-care diagnostics testing solutions, today announced its Strategic Refocus and Cost Restructuring Program aimed at reducing its scale and operations to pre-pandemic levels and to further evolve LumiraDx into an agile organization with a clear focus on the areas with the greatest potential.

The program is part of LumiraDx’s ongoing efforts to streamline strategic focus and operations, optimize its cost structure and position itself for sustainable growth in the post-pandemic world. The restructuring will enable LumiraDx to focus its resources on key strategic priorities, including commercializing the existing product portfolio, expanding its product offerings in the United States through upcoming regulatory submissions and prioritizing the development and launch of its high sensitivity Troponin and Strep A Molecular tests.

Under the Cost Restructuring Program, LumiraDx will further reduce its global workforce by approximately 40%, including full-time, part-time and contractor positions. The changes in workforce include adjusting to reduced Covid-related production volumes and focusing on streamlining operations in commercial and R&D activities while preserving core functions for revenue generation. In addition to the headcount reductions, LumiraDx will continue the implementation of operating cost reductions. The Cost Restructuring Program is expected to result in approximately $36 million in annualized savings, including the impact of the anticipated increased incremental costs to be incurred for US regulatory submissions, with the majority of savings realized within the next four months.

“As we emerge from the pandemic, we are taking decisive actions to strengthen our business and position ourselves for long-term success,” said Ron Zwanziger, LumiraDx’s Founder and CEO. “While we regret the impact this decision will have on our affected employees, we are confident that these measures are necessary to align our resources with our strategic priorities, reduce costs and improve efficiencies.”

“After delivering on our prior cost reduction programs that were implemented in 2022, the savings and operational efficiencies generated through these new steps reinforce our commitment to drive LumiraDx to profitable growth,” shared Dorian LeBlanc, LumiraDx’s Chief Financial Officer. “These necessary steps position LumiraDx to execute on our core strategy of transforming community-based healthcare with our novel microfluidic Platform with a specific focus on expanding our test menu in key markets.”

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in the pipeline, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, the timing of commercial launch of certain products, the benefits and performance of our tests, and the expected timing and results of our cost-saving initiatives and global restructuring activities. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission, or SEC on April 13, 2022, in our report on Form 6-K that was filed with the SEC on August 16, 2022, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.